October 3, 2013
VIA EDGAR
Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dot Hill Systems Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-13317

Dear Mr. Gilmore:
Dot Hill Systems Corp. (the “Company”) hereby acknowledges that it has received comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2013 with respect to the above-referenced filing (the “Comments”). Consistent with your telephonic conversation today with James Pennington of Cooley LLP, the Company’s outside counsel, the Company currently intends to respond to the Comments on or before October 11, 2013.
Pursuant to the Staff’s letter, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dot Hill Systems Corp.

/s/ HANIF I. JAMAL
Hanif I. Jamal
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary

cc:	Eiko Yaoita Pyles, Securities and Exchange Commission
Charles Bair, Esq.

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